FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd. (formerly CanAlaska Ventures Ltd.)

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

October 12, 2007

Item 3: News Release:

A news release dated and issued on October 12, 2007 was disseminated through Stockwatch & Market News.

Item 4: Summary of Material Change:

CanAlaska entered into an agreement to undertake uranium exploration on CanAlaska’s 100%-owned Poplar uranium project.

Item 5: Full Description of Material Change:

Vancouver, British Columbia, Canada – October 12th, 2007: CanAlaska Uranium Ltd. (TSX-V: CVV) (“CanAlaska”) – Further to the Company’s July 31st, 2007 press release,  CanAlaska is pleased to announce the execution of definitive agreements for investment by a Korean Consortium led by Hanwha Corporation (“Hanwha”) towards uranium exploration of CanAlaska’s Cree East Project, located in the Province of Saskatchewan, Canada.

Millenium Deposit
28 Kilometres
CanAlaska Uranium Ltd.
Denison
Denison
Areva
Cameco
Cameco
Key Lake Mine
Cree East Project
Other CanAlaska Claims
Other Dispositions
Roads
Cree East Uranium Project
0 2.5 5 10 15 20 25 Kilometrers
CanAlaska Uranium Ltd.
CVV - TSX.V CVVUF - OTCBB DH7 - Frankfurt
Map Drafted By Andrew Watson for CanAlaska Uranium Copyright May 2007
Athabasca Basin

According to Mr. Emil Fung, Vice President – Corp. Development, “The members of the Korean Consortium comprise Korea’s leading energy and natural resource companies.  Korea Electric Power Corporation (“KEPCO”), Korea Resources Corp. (“KORES”) and SK Energy Co. Ltd. (“SK”) will join with Hanwha to invest Cdn$19 million towards an earn-in of a 50% ownership interest in the Cree East Project over a 4-year period”.  Under the terms of the executed agreements, the Korean Consortium will recompense CanAlaska for all exploration expenditures incurred by CanAlaska on the Project since June 1st, 2007.  The agreements will be held in temporary escrow with final funding subject to requisite approvals from the respective Boards of the Korean Consortium and from the Korean Government.

The Cree East Project is situated in the South-eastern Athabasca Basin, approx. 25 km west of the Key Lake uranium mine, and 20 km south-west of Cameco Corp.’s Millenium uranium deposit.  The Project claims were staked by CanAlaska in 2004, and covers 559 sq. km. of the Wollaston-Mudjatik domain rocks.  Historical drilling tested alteration zones and targets, generally to the south and east of the property, and current exploration by other companies is revisiting these areas.  The depth to the unconformity varies from 100 metres in the south to an inferred 800 metres in the north.  From geophysical evidence and past drilling, there appears to be a number of step structures at the unconformity boundary and in the basement.

CanAlaska carried out airborne surveys across the property area in 2005 and determined priority targets.  In 2006, detailed collection of over 2,000 surface rock samples and over 400 lake sediment samples by CanAlaska's field crews defined three large areas of dravite and clay alteration on surface, and localised boulder samples containing anomalous uranium.

It is thought that the dravite and clay alteration, coupled with the anomalous uranium in the lakes and boulders in this vicinity indicates the proximity of unconformity and basement style uranium mineralization.  The shallow depth to basement also allows close definition of conductive zones and geological structures, using the airborne survey data.

During the summer of 2007, the Company conducted further IP-Resistivity and Audio Magneto Telluric geophysical surveys.  Initial ground geophysical data have provided the Company with evidence of strong alteration in the sandstone horizons overlying these basement conductors.  Drilling is planned to commence in the 2007 winter season.

Mr. Peter Dasler, President & CEO of CanAlaska states, “We are most pleased to welcome the members of the Korean Consortium as our strategic exploration partner.  We look both to their strategic and financial resources in support of our efforts to discover a major uranium deposit.”  Mr. Tae-Jin Yang, President & CEO of Hanwha Corp./Trade Division states, “The Korean Consortium has selected CanAlaska’s Cree East Project for investment due to its favourable location in the uranium-rich Athabasca Basin.  CanAlaska possesses a highly-professional geological team and we look forward to advancing their efforts towards discovery.”

About CanAlaska Uranium Ltd. -- www.canalaska.com

CanAlaska Uranium (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  CanAlaska has expended over Cdn$24 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets. Initial drilling results from the West McArthur Project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favourable environment for uranium deposition.  Active drilling and exploration has continued through the Summer, and Fall 2007 seasons at West McArthur and at 2 other significant projects.  The Company's high profile in the prominent Athabasca Basin has attracted the attention of major international strategic partners. Among others, Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding to earn 50% of the West McArthur Project.  Agreements have also been executed with a Korean Consortium led by Hanwha Corporation to enter into C$19 million investment to earn 50% of the Cree East Project.

About Hanwha Corporation – www.hanwha.co.kr

The Hanwha Group is Korea’s seventh largest conglomerate, with over $20 billion in total sales and a combined market capitalization of $4.65 billion in its listed companies.  The Group is active in chemicals & machinery, finance, services and construction.  Hanwha Corp. / Trade Division is one of Korea’s leaders in the field of industrial materials, including steel, chemicals and petrochemical products.  The Division recorded sales of $1.65 billion in 2006 and has contributed to the globalization of the Korean economy through trade, natural resources development and strategic alliances with foreign corporations.

About Korea Electric Power Corporation (KEPCO) – www.kepco.co.kr

KEPCO is a Korean government invested diversified energy company with assets over $US 83 billion and revenues of over $US 29 billion. The company is involved in the generation, transmission and distribution of electrical power from nuclear, hydro, coal, oil and LNG sources worldwide. KEPCO provides electricity to almost all households in Korea and operates 20 nuclear power plants in the country with eight more under development. The company has over 30,000 employees and is listed on the Korean Stock Exchange and the New York Stock Exchange.

About Korea Resources Corporation (KORES) – www.kores.or.kr

KORES is a government-owned organization founded in 1967 to promote resources development in Korea.  The Corporation has played a pivotal role as a supporting organization of the resources industry in Korea, as well as taking a pioneering leadership position in information technology and financial and advisory services.  KORES focuses its efforts in five strategic lines of business: (i) development of domestic resources; (ii) support to the stone and aggregates industry; (iii) expansion of overseas resources; (iv) technical support and consulting to domestic resources industries; and (v) the construction of resource information centers.

About SK Energy Corporation - http://eng.skenergy.com

Founded in 1962 as Korea’s first oil refiner, SK Energy is one of the world’s leading energy and petrochemical companies with 5,000 employees, KRW 23.65 trillion in sales and 26 offices spanning the globe.  The company is strategically positioned as Korea’s largest – and Asia’s fourth largest – refiner with a refining capacity of 1.15 million barrels per day, as of 2006. SK Energy’s rapid growth in its business sectors – coupled with an expanding position in China – has helped position it as one of the most significant enterprises in Asia Pacific’s energy marketplace. SK Energy is currently engaged in exploration and development activities in 26 oil / gas blocks in 14 nations worldwide

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 12th day of October, 2007.